October 28, 2019

Jonathan R. Boldt
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, Maryland 20716

       Re: Inovalon Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-36841

Dear Mr. Boldt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:    Keith Dunleavy, Chief Executive Officer and Chairman